UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 27, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 April 2023 entitled ‘Vodafone Appoints Group Chief Executive’.

27 April 2023

THE ANNOUNCEMENT CONTAINS INSIDE INFORMATION

VODAFONE APPOINTS GROUP CHIEF EXECUTIVE

Vodafone Group Plc (“Vodafone”) announces today that Margherita Della Valle has been appointed Group Chief Executive.

Jean-François van Boxmeer, Vodafone Group Chairman said:

“On behalf of the Board, I am delighted to announce the appointment of Margherita as Group Chief Executive, following a rigorous internal and external search.

Margherita has a strong track record during her long career at Vodafone in marketing, operational, commercial and financial positions. Over the last few months as interim Group Chief Executive, the Board and I have been impressed with her pace and decisiveness to begin the necessary transformation of Vodafone. Margherita has the full support of myself and the Board for her plans for Vodafone to provide better customer experience, become a simpler business and accelerate growth.”

Margherita Della Valle, Vodafone Group Chief Executive said:

“I am honoured to have been appointed as Group Chief Executive. Vodafone has a unique position in Europe and Africa with strong customer relationships, networks and people.

To realise our potential Vodafone needs to change. We know we can do better. My focus will be to improve the service for our customers, simplify our business and grow.”

In addition to being appointed Group Chief Executive, Margherita Della Valle will also continue as Group Chief Financial Officer until an external search for a new Group Chief Financial Officer is complete.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251)

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Supplementary information

Remuneration

Margherita Della Valle's remuneration as Group Chief Executive will be as follows:

(i)	• Base salary: £1,250,000 per annum.

(ii)	• Bonus: Maximum of 200% of base.

(iii)	• LTIP: Maximum of 500% of base.

(iv)	• Pension: 10% of base as an allowance, in line with the wider UK workforce.

(v)	• Car allowance: £19,200. No change to her current position.

All remuneration arrangements are consistent with the terms of the Directors' Remuneration Policy approved by shareholders at the AGM in July 2020. Further detail will be set out in the 2023 Directors’ Remuneration Report.

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 22 countries, including 5 joint ventures and associates, and partners with mobile networks in 46 more. As of 31 December 2022, we had over 330 million mobile customers, more than 28 million fixed broadband customers, and 21 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting over 155 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. M-Pesa is the region’s largest fintech platform, providing access to financial services to more than 58 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 27, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary